

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2014

<u>**Via E-Mail**</u>

Michael H. Taylor, Esq.
McMillan LLP
1055 W. Georgia Street, Suite 1500
P.O. Box 11117
Vancouver, British Columbia
Canada V6E 4N7

> **Re:** **Animas Resources Ltd.**
> **Responses to comments on Schedule 14D-1F filed December 23, 2013,**
>   **by Marlin Gold Mining Ltd.**
> **Filed January 16, 2014**
> **SEC File No. 005-87771**

Dear Mr. Taylor:

We have reviewed your responses and have the following comments.

1. We reissue prior comment 3. We do not believe the background of your offer relieves you from making an offer which includes conditions drafted without sufficient specificity to allow for objective verification that the conditions have been satisfied or subject to your sole discretion.

2. We reissue prior comment 4. To the extent necessary, you may revise the language to provide the clarifications included in your response to our initial comment.

3. We reissue prior comment 5. We note that our initial comment sought a revision to clarify that in the circumstances described you would extend the offer. We did not address the method by which you would notify securityholders of such an extension.

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions